UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

GENERAL MOTORS CORPORATION

(Name of Filing Person (Offeror))

4.50% SERIES A CONVERTIBLE SUBORDINATED DEBENTURES DUE MARCH 6, 2032

5.25% SERIES B CONVERTIBLE SUBORDINATED DEBENTURES DUE MARCH 6, 2032

6.25% SERIES C CONVERTIBLE SUBORDINATED DEBENTURES DUE JULY 15, 2033

1.50% SERIES D CONVERTIBLE SENIOR DEBENTURES DUE JUNE 1, 2009

(Title of Class of Securities)

370442741

370442733

370442717

370442691

(CUSIP Number of Class of Securities)

Robert S. Osborne, Esq.

General Counsel

General Motors Corporation

300 Renaissance Center

Detroit, Michigan 48265-3000

(313) 556-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

David Lefkowitz Corey Chivers Todd Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000	Joseph P. Gromacki, Esq. William L. Tolbert, Jr., Esq. Jenner & Block LLP 330 N. Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	James J. Clark, Esq. Noah B. Newitz, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$750,032,962	$41,851.84
*	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated in accordance with Rules 0-11(b)(2) and 0-11(a)(4) promulgated under the Exchange Act, for each of the series of securities listed in the table below, as the product obtained by multiplying (i) the average of the high and low prices per $25 principal amount of such series on April 22, 2009, as reported by the New York Stock Exchange and set forth in the table below, by (ii) quotient of (a) the aggregate principal amount outstanding of such series, as set forth in the table below, and (b) $25. The Transaction Valuation is calculated as the sum of the foregoing products.

SECURITIES	AGGREGATE PRINCIPAL AMOUNT OUTSTANDING	AVERAGE OF THE HIGH AND LOW PRICES PER $25 PRINCIPAL AMOUNT ON APRIL 22, 2009, AS REPORTED BY THE NEW YORK STOCK EXCHANGE
4.50% Series A Convertible Subordinated Debentures due March 6, 2032	$39,422,775	$2.53
5.25% Series B Convertible Subordinated Debentures due March 6, 2032	$2,600,000,000	$1.97
6.25% Series C Convertible Subordinated Debentures due July 15, 2033	$4,300,000,000	$1.97
1.50% Series D Convertible Senior Debentures due June 1, 2009	$1,001,600,875	$5.05

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $146,751.38	Filing Party: General Motors Corporation
Form or Registration No.: Form S-4 (333-158802)	Date Filed: April 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to exchange offers by General Motors Corporation, a Delaware corporation (referred to herein as “GM,” “we,” “us” or “our”), with respect to its 4.50% Series A Convertible Subordinated Debentures due March 6, 2032, 5.25% Series B Convertible Subordinated Debentures due March 6, 2032, 6.25% Series C Convertible Subordinated Debentures due July 15, 2033 and 1.50% Series D Convertible Senior Debentures due June 1, 2009 (collectively, the “convertible old notes”), and related solicitations of consents for certain proposed amendments to the terms of the convertible old notes, including a solicitation for consents to a forbearance, waiver and extension with respect to GM’s 1.50% Series D Convertible Senior Debentures due June 1, 2009 (the “old Series D notes”). The solicitation for consents to a forbearance, waiver and extension with respect to the old Series D notes is also an exchange offer in which we are offering to exchange amended Series D notes for the old Series D notes (collectively, with the exchange offers for the convertible old notes and related solicitations, the “Exchange Offers”). The Exchange Offers are being made upon the terms and subject to the conditions set forth in the prospectus, which forms part of the registration statement on Form S-4 filed by GM with the Securities and Exchange Commission on the date hereof with respect to Exchange Offers, as it may be amended and/or supplemented from time to time (the “Registration Statement”), and the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. The consideration GM is offering in the Exchange Offers is described in the Registration Statement.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 1.	Summary Term Sheet.

The information set forth in the Registration Statement, in the sections entitled “Summary Offering Table,” “Questions and Answers About the Exchange Offers and Consent Solicitations” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is General Motors Corporation. The address of GM’s principal executive offices is 300 Renaissance Center, Detroit, Michigan 48265-3000. GM’s telephone number is (313) 556-5000.

(b) Securities.

The title, and aggregate principal amount outstanding, of each class of the convertible old notes is set forth below:

Title	Aggregate Principal Amount Outstanding
4.50% Series A Convertible Subordinated Debentures due March 6, 2032	$39,422,775
5.25% Series B Convertible Subordinated Debentures due March 6, 2032	$2,600,000,000
6.25% Series C Convertible Subordinated Debentures due July 15, 2033	$4,300,000,000
1.50% Series D Convertible Senior Debentures due June 1, 2009	$1,001,600,875

(c) Trading Market and Price.

The information set forth in the Registration Statement with respect to the convertible old notes, in the section entitled “Price Range of Common Stock, Convertible Notes and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

General Motors Corporation is the filing person and subject company. The business address and telephone number of GM are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference. As required by Instruction C to Schedule TO, listed below are the directors and executive officers of GM:

Name	Position

Percy N. Barnevik	Director

Erskine B. Bowles	Director

John H. Bryan	Director

Armando M. Codina	Director

Erroll B. Davis, Jr.	Director

George M.C. Fisher	Director

E. Neville Isdell	Director

Karen Katen	Director

Philip A. Laskawy	Director

Kathryn V. Marinello	Director

Eckhard Pfeiffer	Director

Kent Kresa	Director and Interim Chairman of the Board

Frederick A. Henderson	Director, President and Chief Executive Officer

Robert A. Lutz	Vice Chairman and Senior Advisor

Thomas G. Stephens	Executive Vice President, Global Powertrain and Global Quality

Ray G. Young	Executive Vice President and Chief Financial Officer

Bo I. Andersson	Group Vice President, Global Purchasing and Supply Chain

Walter G. Borst	Treasurer

Troy A. Clarke	Group Vice President and President, GM North America

Gary L. Cowger	Group Vice President, Global Manufacturing and Labor Relations

Nicholas S. Cyprus	Controller and Chief Accounting Officer

Carl-Peter Forster	Group Vice President and President, GM Europe

Maureen Kempston-Darkes	Group Vice President and President, GM Latin America

Robert S. Osborne	Group Vice President and General Counsel

David N. Reilly	Group Vice President and President, GM Asia Pacific

Ralph J. Szygenda	Group Vice President and Chief Information Officer

The address and telephone number of each director and executive officer is: c/o General Motors Corporation, 300 Renaissance Center, Detroit, Michigan 48265-3000, and each such person’s telephone number is (313) 556-5000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Registration Statement in the sections entitled “Questions And Answers About The Exchange Offers and Consent Solicitations,” “Summary,” “Capitalization,” “The Restructuring,” “Accounting Treatment Of The Exchange Offers,” “The Exchange Offers And Consent Solicitations,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Description of Amended Series D Notes,” “Description Of Our Capital Stock,” “Description Of The Charter Amendments,” “Material United States Federal Income Tax Considerations,” “Material Canadian Federal Income Tax Considerations,” “Non-U.S. Offer Restrictions,” and “Delivery Of Letters Of Transmittal” is incorporated herein by reference.

(b) Purchases.

To GM’s knowledge based on reasonable inquiry, no convertible old notes are owned by any officer, director or affiliate of GM.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Registration Statement in the sections entitled “Questions And Answers About The Exchange Offers and Consent Solicitations,” “Summary,” “Risk Factors—We are subject to restrictions on paying dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future,” “Price of Common Stock, Convertible Notes and Dividend Policy,” “Capitalization,” “The Restructuring,” “Bankruptcy Relief,” “The Exchange Offers And Consent Solicitations,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Dealer Managers, Exchange Agent, Solicitation and Information Agent, the Settlement and Escrow Agent and Luxembourg Exchange Agent,” “Description of Amended Series D Notes,” “Description of Certain Other Material Indebtedness,” “Description Of Our Capital Stock” and “Description Of The Charter Amendments” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Registration Statement in the sections entitled “Questions And Answers About The Exchange Offers and Consent Solicitations,” “Summary,” “Capitalization,” “The Restructuring,” and “The Exchange Offers and Consent Solicitations” is incorporated herein by reference.

(b) Use of Securities Acquired.

The convertible old notes acquired pursuant to the Exchange Offers will be cancelled by GM.

(c) Plans.

The information set forth in the Registration Statement in the sections entitled “Questions And Answers About The Exchange Offers and Consent Solicitations,” “Summary,” “Risk Factors—We are subject to restrictions on paying dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future,” “Price Range of Common Stock, Convertible Notes and Dividend Policy,” “Capitalization,” “The Restructuring,” “Bankruptcy Relief,” “The Exchange Offers and Consent Solicitations,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Description Of Our Capital Stock” and “Description Of The Charter Amendments” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Registration Statement in the sections entitled “Summary,” “The Exchange Offers and Consent Solicitations” and “Dealer Managers, Exchange Agent, Solicitation and Information Agent, the Settlement and Escrow Agent and Luxembourg Exchange Agent” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Registration Statement in the sections entitled “Summary,” “The Exchange Offers and Consent Solicitations” and “Dealer Managers, Exchange Agent, Solicitation and Information Agent, the Settlement and Escrow Agent and Luxembourg Exchange Agent” is incorporated herein by reference. GM does not have any alternate financing arrangements or plans to fund the Exchange Offers.

(d) Borrowed Funds.

GM does not expect to borrow funds specifically for the purpose of funding any cash consideration for the Exchange Offers.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership

To GM’s knowledge based on reasonable inquiry, no convertible old notes are owned by any officer, director or affiliate of GM.

(b) Securities Transactions

Neither GM nor any of its subsidiaries nor, to GM’s knowledge, any of its directors or executive officers, have engaged in any transaction in the convertible old notes during the 60 days prior to the date hereof.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Registration Statement in the section entitled “Dealer Managers, Exchange Agent, Solicitation and Information Agent, the Settlement and Escrow Agent and Luxembourg Exchange Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Registration Statement in the sections entitled “Summary – Summary Consolidated Historical Financial Data,” “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Selected Consolidated Historical Financial Data” is incorporated herein by reference. In addition, the information, including the financial statements, set forth under “Item 8. Financial Statements and Supplementary Data” in GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 5, 2009 (the “2008 Form 10-K”), is incorporated herein by reference. The same can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.

The information set forth in the Registration Statement in the sections entitled “Summary – Unaudited Pro Forma Condensed Consolidated Financial Data for the Exchange Offers,” “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Statements for the Exchange Offers” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Registration Statement in the sections entitled “The Restructuring” and “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers” is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 27, 2009 (incorporated herein by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(b)	None.

(d)(i)	Loan and Security Agreement, dated as of December 31, 2008, by and between GM, as Borrower, the Guarantors parties thereto, and the United States Department of the Treasury, as Lender, as amended (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by GM on January 7, 2009, Exhibit 10.1 to Current Report on Form 8-K filed by GM on February 23, 2009, and Exhibit 10.1 to Current Report on Form 8-K filed by GM on April 2, 2009).

d(ii)	Warrant Agreement, dated as of December 31, 2008, by and between GM and the United States Department of the Treasury (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GM on January 7, 2009).

d(iii)	Warrant, dated as of December 31, 2008, issued by GM to the United States Department of the Treasury (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by GM on January 7, 2009).

(g)	None.

(h)	None.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS CORPORATION

By:	/s/ Nick S. Cyprus
Nick S. Cyprus
Controller and Chief Accounting Officer

Dated: April 27, 2009

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 27, 2009 (incorporated herein by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(b)	None.

(d)(i)	Loan and Security Agreement, dated as of December 31, 2008, by and between GM, as Borrower, the Guarantors parties thereto, and the United States Department of the Treasury, as Lender, as amended (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by GM on January 7, 2009, Exhibit 10.1 to Current Report on Form 8-K filed by GM on February 23, 2009, and Exhibit 10.1 to Current Report on Form 8-K, filed by GM on April 2, 2009).

(d)(ii)	Warrant Agreement, dated as of December 31, 2008, by and between GM and the United States Department of the Treasury (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GM on January 7, 2009).

(d)(iii)	Warrant, dated as of December 31, 2008, issued by GM to the United States Department of the Treasury (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by GM on January 7, 2009).

(g)	None.

(h)	None.